As filed with the Securities and Exchange Commission on September 27, 2024

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

United Mexican States

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Jorge U. Juantorena

Manuel Silva

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities and/or Warrants	U.S.$15,000,000,000	100%	U.S.$15,000,000,000	U.S.$2,214,000.00

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities or warrants having an aggregate principal amount of U.S.$3,631,418,177.67 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-262317 under Schedule B and not previously sold in the United States. In the event that any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be offered pursuant to any prospectus hereunder.

EXPLANATORY NOTE

A maximum aggregate principal amount of U.S.$18,631,418,177.67 or its equivalent in other currencies or currency units of debt securities or warrants may be offered and sold in the United States on or after the date of this registration statement. This registration statement contains a prospectus, consisting of a cover page, table of contents, numbered pages 1 through 36, relating to debt securities and/or warrants of the United Mexican States (“Mexico”). Information concerning pricing, the particular terms of such offer or sale and other matters may be included in one or more other prospectuses or prospectus supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Heading in Prospectus

1.	Cover Page
2.	Use of Proceeds
3.	Description of the Securities*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	***
9.	***
10.	Plan of Distribution***
11.	****
12.	Validity of the Securities
13.	****
14.	****

*	Additional information to be included in Mexico’s annual report on Form 18-K filed or to be filed with the Commission, as amended from time to time and incorporated by reference herein.
**

Information to be provided from time to time by amendment to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

***	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants.
****	Information included in Part II to this registration statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this registration statement.

PROSPECTUS

UNITED MEXICAN STATES

DEBT SECURITIES

AND WARRANTS

Mexico may from time to time offer and sell its debt securities or warrants in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. The securities will be direct, general and unconditional public external indebtedness of Mexico.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Mexico’s public external indebtedness issued prior to November 10, 2014, Mexico may amend the payment provisions of the debt securities and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. See “Description of the Notes—Meetings, Amendments and Waivers — Collective Action” beginning on page 16.

Mexico may sell the securities directly, through underwriters or through agents designated from time to time. The names of any underwriters or agents will be provided in the applicable prospectus supplement.

The terms of specific debt securities Mexico may offer from time to time will be set forth in the applicable prospectus supplement.

See “Risk Factors” beginning on page 5 to read about certain risks you should consider before investing in the debt securities.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (“CNBV”) AND, THEREFORE, MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO. THE SECURITIES MAY BE OFFERED OR SOLD IN MEXICO TO INVESTORS THAT QUALIFY AS INSTITUTIONAL AND ACCREDITED INVESTORS PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW AND REGULATIONS THEREUNDER. AS REQUIRED UNDER THE MEXICAN SECURITIES MARKET LAW, MEXICO WILL GIVE NOTICE TO THE CNBV OF THE OFFERING OF THE SECURITIES UNDER THE TERMS SET FORTH HEREIN. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH THE MEXICAN SECURITIES MARKET LAW AND FOR INFORMATIONAL PURPOSES ONLY. THE DELIVERY TO, AND RECEIPT BY, THE CNBV OF SUCH NOTICE DOES NOT CERTIFY THE SOLVENCY OF MEXICO, THE INVESTMENT QUALITY OF THE SECURITIES OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. MEXICO HAS PREPARED THIS PROSPECTUS AND IS SOLELY RESPONSIBLE FOR ITS CONTENT, AND THE CNBV HAS NOT REVIEWED OR AUTHORIZED SUCH CONTENT.

September 27, 2024

i

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Mexico may offer. Each time Mexico sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

This prospectus contains information you should consider when making your investment decision. We are responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Mexico is offering to sell the securities and seeking offers to buy the securities only in jurisdictions where it is lawful to do so. The information contained in this prospectus and in any accompanying prospectus supplement is current only as of the dates of this prospectus and such prospectus supplement, respectively. You should read both this prospectus and any accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The debt securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the debt securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the debt securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / TARGET MARKET – The prospectus supplement in respect of any debt securities may include a legend entitled “MiFID II Product Governance” which will outline the target market assessment in respect of the debt securities which are the subject of the offering described within the applicable pricing supplement and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels. A determination will be made in relation to each issue about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise no underwriter or agent nor any of their respective affiliates will be a manufacturer for the purpose of the MIFID Product Governance Rules.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The debt securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”).

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the debt securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the debt securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET – The prospectus supplement in respect of any debt securities may include a legend entitled “UK MiFIR Product Governance” which will outline the target market assessment in respect of the debt securities which are the subject of the offering described within the applicable pricing supplement and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels. A determination will be made in relation to each issue about whether, for the purpose of the UK MiFIR Product Governance Rules, any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise no underwriter or agent nor any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

This prospectus and any accompanying prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debt securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debt securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

The following documents relating to Mexico’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows and portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Mexico will use the net proceeds from the sale of securities for the general purposes of the

Mexican Government, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

RISK FACTORS

This section describes certain risks associated with investing in the debt securities. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Risks Relating to Mexico

Adverse external factors and global economic conditions, as well as external shocks in other emerging market countries or in Mexico’s trading partners, could have a material adverse effect on Mexico’s economic growth and its ability to raise funding in the external debt markets in the future.

High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues, and recession or low growth in Mexico’s main trading partners could lead to reduced exports. A combination of these global economic conditions could negatively affect Mexico’s balance of payments and economic performance.

Mexico’s economy may be affected by adverse economic conditions in other emerging market countries, which could cause an entire region or class of investments to be disfavored by international investors. This could result in capital flight and, as a consequence, a decrease in the amount of foreign investments in Mexico.

Mexico’s economy may also be affected by the economic conditions and trade policies of its major trading partners, including those with developed economies. In particular, Mexico’s economic conditions are highly correlated with economic conditions in the United States due to physical proximity and the high degree of economic activity between the two countries.

There can be no assurance that any of the events described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Mexico, or Mexico’s ability to raise funding in the external debt markets in the future.

Mexico’s economy is vulnerable to a number of internal risks, each of which could have a material adverse effect on Mexico’s economic growth and on the liquidity of, and trading markets for, the debt securities issued by Mexico.

Mexico’s economy and its public finances, are subject to risks arising from internal developments in Mexico. These include, but are not limited to:

•	general economic and business conditions in Mexico;

•	the level of consumer demand;

•	the level of confidence among domestic consumers and foreign investors in economic, political and security conditions in Mexico;

•	present and future exchange rates of the Mexican currency;

•	the level of indebtedness;

•	rates of inflation;

•	Mexico’s fiscal and monetary policies;

•	the level of foreign direct and portfolio investment;

•	the level of interest rates in Mexico;

•	the degree of political uncertainty at the federal and state level in Mexico;

•	the level of corruption;

•	the financial condition and performance of Petróleos Mexicanos (PEMEX), a productive state enterprise of Mexico (empresa productiva del estado);

•	the impact of pandemics and other public health crises; and

•	the impact of geopolitical developments and conflicts on Mexico’s economy and its ability to raise funding in the external debt markets.

Each of these internal factors may adversely affect the political and economic conditions in the country.

Mexico has historically experienced uneven periods of economic growth, including periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Notwithstanding Mexico’s current situation, these problems may reemerge and could adversely affect Mexico’s economy and the liquidity of, and trading markets for, the debt securities issued by Mexico.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade PEMEX’s credit ratings, as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the debt securities.

Changes in the interest rate environment could adversely impact the trading price of the debt securities.

We expect that the trading price of the debt securities will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the debt securities, the price of the debt securities will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the debt securities. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the debt securities.

Geopolitical developments, such as the ongoing conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure on global prices for certain commodities, including oil and gas and grains, and affected conditions in the international capital markets. The effects of the Russia-Ukraine conflict could materially affect the prices of certain commodities critical to the performance of the Mexican economy. Further, while the full extent of the impact of the conflict in the Middle East remains to be seen as of the date of this prospectus, the effects of these ongoing conflicts could result in economic uncertainty and upward inflationary pressure, and, as a result, negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

The COVID-19 pandemic has adversely affected Mexico’s economy, and future outbreaks of disease or pandemics could have a material impact.

The COVID-19 pandemic, and public health measures to mitigate it, had a material adverse impact on the economy in Mexico and around the world, and future outbreaks of disease or pandemics could materially impact global economic activity in the future. Mexico experienced a decrease in GDP due to the COVID-19 pandemic, as well as adverse effects on employment, foreign investment and international trade, among other areas, which adversely affected its GDP, the balance of payments, international reserves and public finance. In addition, interest rates and world prices for oil and gas have been volatile, which affected the Mexican economy and the financial condition of PEMEX as well as caused supply chain disruptions, leading to rising inflation. The nature and magnitude of future pandemics may have a material and adverse impact on Mexico.

Currency Risks

Debt securities denominated in a currency other than the currency of your home country are not an appropriate investment for you if you do not have experience with foreign currency transactions.

If Mexico denominates debt securities in a currency other than U.S. dollars, the applicable prospectus supplement will contain information about the currency, including historical exchange rates and any exchange controls affecting the currency. Mexico will provide this information for your convenience only. Future fluctuations in exchange rates or exchange controls may be very different from past trends, and Mexico will not advise you of any changes after the date of the applicable prospectus supplement. In addition, if you reside outside the United States, special considerations may apply to your investment in the debt securities. You should consult financial and legal advisors in your home country to discuss matters that may affect your purchase or holding of, or receipt of payments on, the debt securities.

If the specified currency of a debt security depreciates against your home country currency, the effective yield of the debt security would decrease below its interest rate and could result in a loss to you.

Rates of exchange between your home country currency and the specified currency may change significantly, resulting in a reduced yield or loss to you on the debt securities. In recent years, rates of exchange between certain currencies have been highly volatile, and you should expect this volatility to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, do not necessarily indicate future fluctuations.

Foreign exchange rates can either be fixed by sovereign governments or float. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. National governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Sovereign governments may use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the rate of exchange of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate by devaluation or revaluation of a currency. A special risk to you in purchasing debt securities denominated in a foreign currency is that their yield could be affected by these types of governmental actions.

Exchange controls could affect exchange rates and prevent Mexico from paying you in the specified currency.

Governments have imposed exchange controls in the past and may do so in the future. There is a possibility that your government or foreign governments will impose or modify foreign exchange controls while you are a holder of foreign currency debt securities. Exchange controls could cause exchange rates to fluctuate, resulting in a reduced yield or loss to you on the debt securities. Exchange controls could also limit the availability of a specified currency for making payments on a debt security. In the event that a specified currency is unavailable, Mexico will make payments to you as described under “Description of the Securities—Payment of Principal and Interest—Payment Currency—Unavailability of Payment Currency.”

If you file a lawsuit in the United States against Mexico, the court may not render a judgment in any currency other than U.S. dollars.

New York law will apply to the debt securities, except that the authorization of the debt securities and their execution by Mexico will be governed by Mexican law. Courts in the United States customarily have not rendered judgments in any currency other than U.S. dollars. However, New York law provides that in a lawsuit based on an obligation owed in a currency other than U.S. dollars, a court will render a judgment first in the currency of the obligation and then will convert this amount into U.S. dollars at the exchange rate on the date of the judgment. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original obligations. It is possible that New York law would not be applied (a) in any action based on an obligation denominated in a currency unit or (b) by a federal court sitting in the State of New York.

Under the Mexican Monetary Law, payments to be made in Mexico by Mexico in foreign currency may be paid in Mexican pesos at the exchange rate prevailing at the time of payment, as determined by Banco de México, the Mexican Central Bank. Fluctuations in exchange rates may cause this amount to be different than the amount Mexico would have paid you under its original non-Mexican peso denominated obligations.

Jurisdiction and Enforcement of Judgments

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico.

Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the debt securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series), and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the debt securities or the indenture. You may also institute an action against Mexico based on the debt securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Modification of the Terms of the Debt Securities

The debt securities will contain provisions that permit Mexico to amend the payment terms of the debt securities without the consent of all holders.

The debt securities will contain provisions regarding acceleration and voting on amendments, modifications and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the debt securities may be amended, including the maturity date, interest rate and other payment terms, without your consent.

DESCRIPTION OF THE SECURITIES

Debt Securities

Unless otherwise specified in a prospectus supplement, Mexico will issue the debt securities under an amended and restated indenture, dated as of June 1, 2015 (as amended from time to time), between Mexico and Deutsche Bank Trust Company Americas, as trustee, each issuance of which constitutes a separate series under said indenture. The information contained in this section summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the debt securities. You should read the indenture and the forms of the debt securities before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Because the information provided in the prospectus supplement may differ from that contained in this prospectus, you should rely on the prospectus supplement for the final description of a particular issue of debt securities. The following description will apply to a particular issue of debt securities only to the extent that it is not inconsistent with the description provided in the applicable prospectus supplement.

Debt securities issued prior to November 2014 were issued under a Fiscal Agency Agreement, dated as of September 1, 1992, as amended by Amendment No. 1 thereto, dated as of November 28, 1995, and by Amendment No. 2 thereto, dated as of March 3, 2003 (collectively, the “Fiscal Agency Agreement”). The terms of debt securities issued beginning in November 2014, and the terms of the indenture governing such debt securities, differ in certain respects from the terms of the debt securities issued before November 2014 under the Fiscal Agency Agreement.

The debt securities have been duly authorized in accordance with the laws of Mexico, and all necessary action by the Executive Branch of Mexico in connection with the debt securities has been duly taken, including the issuance of a Decree of the President of Mexico.

General Terms of the Debt Securities

The debt securities:

•	will be denominated in U.S. dollars or another currency specified in the applicable prospectus supplement;

•	may be offered and sold in any jurisdiction where it is lawful to do so;

•	may or may not be sold in offerings registered with the SEC;

•	will bear interest at a fixed rate or a floating rate;

•	will contain “collective action clauses,” under which Mexico may amend certain key terms of the debt securities, including the maturity date, interest rate and other terms, without the consent of all of the holders of the debt securities, unless otherwise specified in the applicable prospectus supplement;

•	may or may not be redeemable by Mexico before maturity. If the debt securities are redeemable, the prospectus supplement will describe the terms that apply to the redemption;

•	may or may not be subject to repayment at the option of the holder; and

•	will not be entitled to the benefit of any sinking fund unless the applicable prospectus supplement states otherwise.

The prospectus supplement relating to each issuance of debt securities will specify additional terms and describe in more detail the terms of the debt securities that Mexico is issuing. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Mexico to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Mexico will make payments;

•	the authorized denominations;

•	a description of any index Mexico will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Mexico may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Mexico may issue debt securities at a discount below their stated principal amount, bearing no interest or bearing interest at a rate that at the time of the issuance is below market rates. The U.S. federal income tax consequences and other relevant considerations are described herein (see “Taxation”). Mexico may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Any U.S. federal income tax consequences and other relevant considerations applicable to such debt securities will be described in a separate prospectus supplement.

Mexico is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

“Business Day” means any day that is not a Saturday or Sunday and that meets the following requirements, as applicable:

•	DTC (as defined below) book-entry securities and certificated securities denominated in U.S. dollars: it is not a legal holiday or day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York;

•	Euro-denominated debt securities: it is a day on which (a) the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating and (b) commercial banks are open for dealings in euro deposits in the London interbank market; and

•	Debt securities denominated in a currency other than U.S. dollars or euro: it is (a) not a day on which banking institutions are authorized or required by law, regulation or executive order to close in the principal financial center of the country issuing the applicable specified currency and (b) a day on which banking institutions in such financial center are carrying out transactions in the specified currency.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the debt securities ratably with payments being made under any other public external indebtedness.

Payment of Principal and Interest

General

Interest on registered debt securities will be paid (a) to the persons in whose names the debt securities are registered at the close of business on the record date or (b) if interest is being paid at maturity, redemption or repayment, to the person to whom principal is payable. The record date for registered debt securities will be specified in the applicable prospectus supplement.

If any money that Mexico pays to the trustee or any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Mexico on Mexico’s written request. Mexico will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Mexico’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities (see “—Limitations on Claims” below).

Paying Agents, Transfer Agents, Calculation Agent, Exchange Rate Agent and Registrar

Until the debt securities are paid, Mexico will maintain a paying agent, a transfer agent and a registrar in The City of New York for that series and maintain an office or agency in The City of New York where the debt securities may be presented for exchange, transfer and registration of transfer, as provided in the indenture. Mexico has appointed Deutsche Bank Trust Company Americas, 1 Columbus Circle, 17th Floor, New York, NY 10019, to serve as its paying agent and transfer agent, unless otherwise provided in the applicable prospectus supplement. You can contact the paying agents or the transfer agent at the addresses listed in the applicable prospectus supplement. Mexico has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the security register will be maintained. In addition, Mexico will maintain a paying agent and transfer agent in Luxembourg for so long as any such series is listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange so requires.

Mexico may at any time appoint other paying agents, transfer agents and registrars with respect to a series. Mexico will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of debt securities.

Mexico has appointed an exchange rate agent to determine the exchange rate for converting payments on debt securities denominated in a currency other than U.S. dollars into U.S. dollars, where applicable.

Mexico has appointed Deutsche Bank Trust Company Americas to serve as its exchange rate agent, unless otherwise provided in the applicable prospectus supplement. In addition, as long as any floating rate debt securities are outstanding, Mexico will maintain a calculation agent for calculating the interest rate and interest payments on the debt securities. Mexico has appointed Deutsche Bank Trust Company Americas to serve as its calculation agent.

Book-Entry Securities

Mexico will, through its paying agent, make payments of principal, premium, if any, and interest on book-entry securities by wire transfer to the clearing system or the clearing system’s nominee or common depositary, as the registered owner, which will receive the funds for distribution to the holders. Mexico expects that the holders will be paid in accordance with the procedures of the clearing system and its participants. Neither Mexico nor the paying agent will have any responsibility or liability for any of the records of, or payments made by, the clearing system or the clearing system’s nominee or common depositary. For more information, see “—Global Securities” below.

Registered Certificated Securities

Mexico will arrange for payments to be made on registered certificated securities on the specified payment dates to the registered holders of the debt securities. If Mexico issues registered certificated securities, it will make payments of principal, premium, if any, and interest to you, as a holder, by wire transfer if:

•	you own at least U.S.$10,000,000 aggregate principal amount or its equivalent of debt securities; and

•	not less than 15 calendar days before the payment date, you notify the trustee or any paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Mexico is making the payments at maturity or earlier redemption or repayment; and

•	you surrender the debt securities at the office of the principal paying agent or at the office of the trustee or any other paying agent that Mexico appoints pursuant to the indenture.

If Mexico does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the trustee on the applicable record date.

Payment Currency

Debt Securities Denominated in a Currency Other than U.S. Dollars

The Depository Trust Company (“DTC”) Book-Entry Securities. Beneficial owners, other than those holding through Euroclear and Clearstream Banking, société anonyme (“Clearstream”), of book-entry securities denominated in a currency other than U.S. dollars that are registered in the name of DTC or its nominee will receive all payments in U.S. dollars. However, as a beneficial owner of book-entry securities denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in the specified currency by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. Euroclear and Clearstream will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in the specified currency. The direct participant must then notify DTC of this election, and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York Business Days after the record date, in the case of an interest payment date, or at least 10 calendar days before the maturity date or date of earlier redemption or repayment, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If the specified currency becomes unavailable for making payments, you cannot make this election, and any election that you have already made will be revoked. In this case, you will receive payment in U.S. dollars until the specified currency is again available.

The exchange rate agent will exchange an applicable specified currency payment, other than amounts that beneficial owners have elected to receive in the specified currency, for U.S. dollars using the following exchange rate: the exchange rate agent’s bid quotation for the specified currency at approximately 11:00 a.m., New York City time, on the second Business Day preceding the payment date for the purchase of U.S. dollars with the specified currency for settlement on the payment date in an amount equal to the aggregate amount of specified currency payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of the debt securities. If the exchange rate agent’s bid quotation is not available, then Mexico will make the payment in the specified currency outside of DTC.

If you do not elect to receive the specified currency, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by Mexico, will be binding unless they are clearly wrong.

Other Registered Debt Securities. Book-entry securities denominated in a currency other than U.S. dollars and registered in the name of a depositary located outside the United States and certificated registered securities denominated in a currency other than U.S. dollars are generally payable only in the specified currency. Holders of these debt securities will not have the option to elect payment in U.S. dollars.

Unavailability of Payment Currency

If the debt securities are payable in a specified currency other than U.S. dollars and the specified currency is not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in U.S. dollars until the specified currency is again available. If debt securities denominated in a currency other than U.S. dollars are payable in U.S. dollars and U.S. dollars are not available for making payments due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then you will receive payment in the specified currency until U.S. dollars are again available. The exchange rate agent will determine the appropriate exchange rate to be used for converting these payments as follows:

1.

On the second Business Day before a payment, at approximately 11:00 a.m. New York City time, the exchange rate agent will refer to the bank composite or multi-contributor pages of the Reuters Monitor Foreign Exchange Service provided by Mexico or, if this is not available, a similar display that Mexico approves.

2.

The exchange rate agent will select the firm bid quotation for the specified currency by one of at least three banks provided by Mexico, one of which may be the exchange rate agent, which will yield the greatest number of U.S. dollars or specified currency, as applicable, upon conversion from U.S. dollars or the specified currency, as applicable.

3.

If fewer than three bids are available, the exchange rate agent will use the noon rate in the relevant currency provided on the page FXC<Go> on the Bloomberg terminal on the second Business Day before a payment or, if this rate is not available on that date, on the most recent date available.

Payments made under these circumstances will not be an event of default under the debt securities, and you will be responsible for all currency exchange costs.

If debt securities denominated in a specified currency are redenominated, then Mexico will be obligated to pay you the equivalent amounts in the new currency. If so specified in the applicable prospectus supplement, Mexico may, at its option, and without the consent of the holders of the debt securities or any coupons or the need to amend the debt securities or the indenture, redenominate the debt securities issued in the currency of a country that subsequently participates in the European Economic and Monetary Union, in a manner with similar effect to the final stage of the economic and monetary union on January  2, 2002, into euro. The provisions relating to any such redenomination will be contained in the applicable prospectus supplement.

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Mexico will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$2,000 and integral multiples of U.S.$1,000.

Interest Rate

General

The debt securities will bear interest at a fixed rate or a floating rate or the interest may be determined by reference to an index, as specified in the applicable prospectus supplement. Interest payments on the debt securities will generally include interest accrued from and including the issue date or the last interest payment date to but excluding the following interest payment date or the date of maturity, redemption or repayment. Each of these periods is called an interest period.

Fixed Rate Debt Securities

Fixed rate debt securities will bear interest at the rate specified in the applicable prospectus supplement until Mexico pays the principal amount of the debt securities. Mexico will generally pay interest on fixed rate debt securities after it has accrued in equal semi-annual or annual payments on the interest payment dates specified in the applicable prospectus supplement and at maturity, redemption or repayment.

Mexico will generally compute the accrued interest payable on fixed rate debt securities for any interest period on the basis of a 360-day year consisting of twelve 30-day months. In the case of euro-denominated fixed rate debt securities, however, Mexico will generally compute the accrued interest payable on the debt securities on the basis of the actual number of days in the interest period divided by 365 or, if any portion of the interest period falls in a leap year, the sum of (a) the actual number of days falling in the leap year divided by 366 and (b) the actual number of days falling in the non-leap year divided by 365.

If any payment date for a fixed rate debt security falls on a day that is not a Business Day, Mexico will make the payment on the next Business Day. In addition, if any payment on a fixed rate debt security is due on a date that is not a Business Day in the relevant place of payment, Mexico will make the payment on the next Business Day in that place of payment. Mexico will treat these payments as if they were made on the due date, and no additional interest will accrue as a result of this delay.

Optional Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Mexico or repayable before maturity at the option of the holder.

Optional Redemption

The prospectus supplement for the issuance of each series of debt securities will indicate if:

•	the debt securities cannot be redeemed at Mexico’s option prior to their maturity date; and/or

•	the debt securities will be redeemable at Mexico’s option, and if so, the terms governing such redemption.

Repurchase

Mexico may repurchase debt securities at any time and price in the open market or otherwise. Debt securities repurchased by Mexico may, at Mexico’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the trustee for cancellation.

Sinking Fund

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund.

Negative Pledge

Mexico has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its present or future revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest.

A “security interest” is a lien, pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Mexico’s revenues or assets.

“Public external indebtedness” means any indebtedness that:

•	is a payment obligation or contingent liability payable in any currency other than Mexican currency, except indebtedness originally issued or incurred in Mexico. Indebtedness is issued or incurred in Mexico where settlement occurs in Mexico; and

•	arises from bonds, debentures, notes or other securities that (a) are or were intended at the time they were issued to be quoted, listed or traded on any securities exchange or other securities market and (b) have an original maturity of more than one year or are combined with a commitment so that the maturity may be extended at Mexico’s option to a period of more than one year. Securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), are considered tradable on a securities market for purposes of clause (a).

However, Mexico’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	security interests created before December 3, 1993;

•	security interests securing public external indebtedness incurred in connection with a project financing, as long as the security interest is limited to the assets or revenues of the project being financed. “Project financing” means any financing of all or part of the acquisition, construction or development costs of any project where the provider of the financing (a) agrees to limit its recourse to the project and the revenues of the project as the principal source of repayment and (b) has received a feasibility study prepared by competent independent experts on the basis of which it is reasonable to conclude that the project will generate sufficient foreign currency income to service substantially all public external indebtedness incurred in connection with the project;

•	security interests securing public external indebtedness that (a) is issued by Mexico in exchange for debt of Mexican public sector bodies (other than Mexico) and (b) does not exceed an aggregate outstanding principal amount of U.S.$29 billion or its equivalent; and

•	security interests securing public external indebtedness that Mexico has incurred to finance or refinance the purchase of assets, if the security interests are limited to such assets.

Default and Acceleration of Maturity

Each of the following is an event of default under any series of debt securities:

•	Mexico fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days after payment is due;

•	Mexico fails to perform any other obligation under the debt securities of that series and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure;

•	Mexico’s creditors accelerate an aggregate principal amount of more than U.S.$10,000,000 (or its equivalent in any other currency) of Mexico’s public external indebtedness because of an event of default resulting from Mexico’s failure to pay principal or interest on that public external indebtedness when due;

•	Mexico fails to make any payment on any of its public external indebtedness in an aggregate principal amount of more than U.S.$10,000,000 (or its equivalent in any other currency) when due and does not cure that failure within 30 days after Mexico receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Mexico to remedy the failure; or

•	Mexico declares a moratorium on the payment of principal of or interest on its public external indebtedness.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Mexico, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults and their consequences on behalf of the holders of all of the debt securities of that series if:

•	following the declaration that the principal of the debt securities of that series has become due and payable immediately, Mexico deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default), together with interest on such amounts through the date of the deposit, as well as the reasonable fees and compensation of the holders that declared those debt securities due and payable, the trustee and their respective agents, attorneys and counsel; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series of debt securities has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers — Collective Action

Mexico may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series. Mexico will determine the time and place of the meeting. Mexico will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Mexico or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Mexico or the trustee (with a copy to Mexico) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Mexico will notify the trustee, and the trustee will notify the holders, of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Mexico will set the procedures governing the conduct of the meeting, and, if additional procedures are required, Mexico will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The trustee will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the trustee.

The holders may generally approve any proposal by Mexico to modify the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any proposed modification by Mexico that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Mexico’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable” or “reserved matter modification”;

•	authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Mexico or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•	where such proposed modification would affect the outstanding debt securities of two or more series, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of all series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Mexico may select, in its discretion, any modification method for a reserved matter modification in accordance with the indenture and designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation. If any one or more series of debt securities issued under the indenture prior to June 1, 2015 are included in a proposed modification affecting two or more series of debt securities under the indenture that seeks holder approval pursuant to a single aggregated vote, that modification will be uniformly applicable (as described above) to all such series, regardless of when they were issued.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Mexico will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•	a description of Mexico’s economic and financial circumstances that are, in Mexico’s opinion, relevant to the request for the proposed modification, a description of Mexico’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•	if Mexico shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Mexico’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Mexico is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if, on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Mexico or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality, except that (x) debt securities held by Mexico or any public sector instrumentality of Mexico or by a corporation, trust or other legal entity that is controlled by Mexico or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Mexico or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Mexico, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Mexico and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture or the debt securities of the series for the purpose of:

•	adding to Mexico’s covenants for the benefit of the holders;
•	surrendering any of Mexico’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•	amending the debt securities of that series or the indenture in any manner that Mexico and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series;

•	correcting, in the opinion of the trustee, a manifest error of a formal, minor or technical nature; or

•	conforming the provisions of the debt securities of that series to the description of such debt securities in the related prospectus or prospectus supplement.

Additional Amounts

All payments by Mexico in respect of the debt securities shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Mexico or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, “relevant tax”), unless the withholding or deduction of such relevant tax is required by law. In that event, Mexico shall pay such additional amounts (“additional amounts”) as may be necessary to ensure that the amounts received by the holders after such withholding or deduction shall equal the respective amounts of principal and interest that would have been receivable in respect of the debt securities in the absence of such withholding or deduction; provided, however, that no such additional amounts shall be payable in respect of any relevant tax:

•	imposed by reason of a holder or beneficial owner of a debt security having some present or former connection with Mexico other than merely being a holder or beneficial owner of the debt security or receiving payments of any nature on the debt security or enforcing its rights in respect of the debt security;

•	imposed by reason of the failure of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction; or

•	imposed by reason of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, having presented the debt security for payment (where such presentation is required) more than 30 days after the relevant date (as defined below), except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the debt security for payment on any date during such 30-day period.

•	in respect of any taxes, duties, assessments or other governmental charges imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the issue date (or any amended or successor version that is substantively comparable) (the “Code”) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any law, regulation, rule or practice adopted pursuant to any such intergovernmental agreement or pursuant to any treaty or convention implementing such Sections of the Code.

As used in this paragraph, “relevant date” in respect of any debt security means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given to the holders in the manner described in the debt securities that such monies have been so received and are available for payment.

Warrants

If Mexico issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Mexico will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Mexico may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Mexico and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the amount of cash or other consideration that you will be required to deliver in order to exercise the warrants;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Mexico may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

Global Securities

The DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Mexico nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Additionally, neither Mexico nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Mexico may issue debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Mexico refers to the intangible securities represented by a global security as “book-entry” securities.

Registered debt securities are payable to the order of and registered in the name of a particular person or entity. Mexico will generally issue debt securities initially intended to be sold wholly or partly in the United States as book-entry securities in registered form.

When Mexico issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of the clearing system or its nominee or common depositary, and this entity is considered the sole legal owner or holder of the securities for purposes of the indenture. Beneficial interests in a registered security and transfers of those interests are recorded by the registrar based on information provided to it by the transfer agents. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

Mexico generally deposits the global securities representing book-entry securities sold in the United States with Deutsche Bank Trust Company Americas, as custodian for DTC or its nominee. If Mexico sells an issue of book-entry securities both within and outside the United States, the U.S. and non-U.S. portions of the securities may be represented by a single global security or by separate global securities.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Mexico and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary. For example, once Mexico and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Mexico to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Mexico or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Mexico’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream relating to cross-market trades in book-entry securities where Euroclear and Clearstream hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Mexico takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream purchaser, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one Business Day before the settlement date. Euroclear or Clearstream will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream through a participant at least one Business Day before the settlement date. Euroclear or Clearstream will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Certificated securities are represented by physical certificates. Certificated registered securities are transferred by presenting them at the corporate trust offices of the trustee, or at the office of a paying agent (other than the trustee), according to the procedures specified in the indenture.

Mexico will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	the depositary notifies Mexico that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, and Mexico does not appoint a successor depositary or clearing agency within 90 days;

•	the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding; or

•	Mexico elects not to have the securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, apparently destroyed, lost or stolen, Mexico may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Mexico and to the trustee an indemnity under which it will agree to pay Mexico, the trustee and any of their respective agents for any losses that they may suffer relating to the security that was mutilated, defaced, apparently destroyed, lost or stolen. Mexico and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, apparently destroyed, lost or stolen security.

If Mexico issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York

City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Mexico will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Mexico may, however, charge the holders for certain delivery expenses, as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on, the securities.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Mexico or any of its affiliates without accounting for any profit resulting from these transactions.

Further Issues

Mexico may from time to time, without the consent of holders of the debt securities of a series, increase the size of the issue of the debt securities of that series, or issue additional debt securities having the same terms and conditions as the debt securities of that series in all respects, except for the issue date, issue price and first payment on those additional debt securities. Additional debt securities of a series issued in this manner will be consolidated with and form a single series with the previously outstanding debt securities of that series. Any additional debt securities subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the debt securities of that series, (ii) are not treated as part of the same “issue” as the debt securities of that series, and (iii) are not issued with less than a de minimis amount of original issue discount shall have a separate CUSIP, ISIN, common code or other identifying number from the previously outstanding debt securities of that series.

Notices

Mexico will mail notices to holders of certificated securities at their registered addresses as reflected in the books and records of the trustee. Mexico will consider any mailed notice to have been given five business days after it has been sent. Mexico will give notices to the holders of a global security in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary.

Limitation on Claims

To the extent permitted by law, claims against Mexico for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

Mexico is a sovereign government. Thus, it may be difficult for you to obtain or enforce judgments against Mexico in U.S. courts or in Mexico. Mexico will appoint its Consul General in New York as its authorized agent for service of process in any action based on the securities or the indenture which a holder may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico and the trustee have irrevocably submitted to the jurisdiction of these courts in any action or proceeding arising out of or based on the indenture or the debt securities of any series (unless otherwise specified in the authorization of the applicable series), and Mexico has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the securities or the indenture. You may also institute an action against Mexico based on the securities in any competent court in Mexico.

Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act of 1976.

Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against any of the property of Mexico.

Indemnification for Foreign Exchange Rate Fluctuations

Mexico’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Mexico agrees to pay the difference. The holder, however, agrees to reimburse Mexico for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Mexico is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Mexico for any excess.

Governing Law

The indenture and the securities are governed by and construed in accordance with the law of the State of New York, unless otherwise specified in any series of debt securities, provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the securities will be governed by and construed in accordance with the law of Mexico. Notwithstanding any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

TAXATION

The following is a discussion of certain Mexican federal tax, U.S. federal income and European Union tax considerations that may be relevant to you if you invest in the debt securities. This section does not address the tax consequences of owning Warrants, the tax consequences of which will be discussed in the applicable prospectus supplement. This discussion is based on federal laws, rules and regulations now in effect in Mexico, on laws, regulations, rulings and decisions now in effect in the United States and on directives now in effect, and proposals for directives, in the European Union, and, in all cases, may change. Any change could apply retroactively and could affect the continued validity of this discussion.

This discussion does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Taxation

The following is a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a debt security and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. This discussion deals only with U.S. holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, entity taxed as a partnership or a partner therein, nonresident alien individual present in the U.S. for more than 182 days in a taxable year, tax-exempt organization or a United States person (as defined below) whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income, special timing rules prescribed under section 451(b) of the Code or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.

This discussion is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this discussion.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below), but excluding any pre-issuance accrued interest, on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on:

•	the average exchange rate in effect during the interest accrual period; or

•	the average exchange rate for the partial period within the taxable year, in the case of an interest accrual period that spans two taxable years.

Alternatively, if you are an accrual-basis U.S. holder, you may elect to translate all interest income on debt securities denominated in a foreign currency:

•	at the spot rate on the last day of the interest accrual period;

•	at the spot rate on the last day of the taxable year, in the case of an interest accrual period that spans more than one taxable year; or

•	at the spot rate on the date that you receive the interest payment if that date is within five Business Days of the end of the interest accrual period.

If you make an election to translate based on spot rates, you must apply it consistently to all debt instruments from year to year and cannot change it without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Special rules apply to debt securities that are denominated in more than one currency or in a hyperinflationary currency. Additional tax considerations relating to any such debt securities will be discussed in the applicable prospectus supplement.

Amounts attributable to pre-issuance accrued interest will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date the U.S. holder acquired the debt security and the first interest payment date.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below.

If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency debt security is traded on an established securities market and you are a cash-basis taxpayer or an accrual-basis taxpayer that makes a special election, you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest,” and (b) your tax basis in the debt security, determined as described above. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder or an accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

If you are an accrual-basis taxpayer and make the special election discussed in the preceding two paragraphs above in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, you must apply this method consistently to all debt instruments traded on an established securities market from year to year and cannot change your election without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities (as defined below) and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

A debt security that has a stated redemption price at maturity (as defined below) that exceeds its issue price (as defined below) by at least 0.25% of its stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date of the debt security is an “Original Issue Discount Debt Security.” Mexico will inform you in the applicable prospectus supplement whether a specific debt security constitutes an Original Issue Discount Debt Security. For Original Issue Discount Debt Securities, the difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public, i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by Mexico) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Debt Security, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

1.

multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the “annual yield to maturity” (as defined below) of the debt security and the denominator of which is the number of accrual periods in a year; and

2.	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of (a) its original issue price, including any amounts representing pre-issuance accrued interest, and (b) the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal.

The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant-yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security, i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security, under the constant-yield method described above. If you purchase debt securities at a premium or with market discount and if you make this election, you will also be deemed to have made the election to amortize premium or to accrue market discount currently on a constant-yield basis in respect of all other premium or market discount bonds that you hold. See “—Premium” and “—Market Discount” below.

In the case of an Original Issue Discount Debt Security that is also a foreign currency debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (a) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant-yield method described above and (b) translating that foreign currency amount at the average exchange rate in effect during that accruasl period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five Business Days of the last day of the accrual period, provided that you have made the election described above under “—Payments or Accruals of Interest.” Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between (a) the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and (b) the amount accrued, using the exchange rate applicable to the previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the debt security other than payments of qualified stated interest, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the Original Issue Discount Regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as “qualified stated interest,” and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the annual yield to maturity and the qualified stated interest will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. See “—Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments” below. Mexico will provide a detailed description of the tax considerations relevant to U.S. holders of any such debt securities in the prospectus supplement.

Certain Original Issue Discount Debt Securities may be redeemed prior to maturity, either at the option of Mexico or at the option of the holder, or may have special redemption, repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to such features, and especially with respect to original issue discount, will depend, in part, on the particular terms and features of the debt securities.

If a debt security provides for a scheduled accrual period that is longer than one year (for example, as a result of a long initial period on a debt security with interest that is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the applicable U.S. Treasury regulations. As a result, the debt security would be an Original Issue Discount Debt Security. In that event, among other things, cash-method U.S. holders will be required to accrue stated interest on the debt security under the rules for original issue discount described above, and all U.S. holders will be required to accrue original issue discount that would otherwise be de minimis original issue discount.

Short-Term Debt Securities

The rules described above will also generally apply to short-term debt securities, i.e., debt securities with maturities of one year or less, but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat all of such interest as original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity date of the debt security or its earlier disposition in a taxable transaction. However, if you are a cash-basis U.S. holder of a short-term debt security, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant-yield basis based on daily compounding. Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term debt security you may elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant-yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

Premium

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant-yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between (a) the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and (b) the exchange rate on the date the holder acquired the debt security. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the debt security. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

Market Discount

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount or, in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant-yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant-yield basis, in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of the accrual period within the holder’s taxable year.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant-yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation and may require adjustments to these accruals when any contingent payments are made. The applicable prospectus supplement will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations.

Information Reporting and Backup Withholding

The paying agent must file information returns with the IRS in connection with debt security payments made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The amount of any backup withholding from a payment to a U.S. or non-U.S. person will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Reportable Transactions

A U.S. holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss meets or exceeds the relevant threshold in the regulations (U.S.$50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include debt securities issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the debt securities, including the application of the rules to their particular circumstances.

European Union Taxation

The Proposed Financial Transaction Tax

On February 14, 2013, the European Commission published a proposal for a directive for a common financial transaction tax (the “FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “Participating Member States”). Political consensus on a final directive for the FTT was not achieved. Additional EU Member States may decide to participate and/or certain of the Participating Member States (in addition to Estonia which meanwhile withdrew) may decide to withdraw.

Whether the FTT will ultimately be implemented and, if so, in what form, as well as the transactions that may be covered by it, is uncertain at this stage. If enacted, the FTT could apply to transactions involving the debt securities. The mechanism by which the FTT would be applied and collected is not yet known, but if the FTT or any similar tax is adopted, transactions in the debt securities could be subject to higher costs, and the liquidity of the market for the debt securities may be diminished.

Mexican Taxation

The following is a discussion of certain Mexican federal income tax considerations that may be relevant to holders of debt securities that are not residents of Mexico for tax purposes and do not hold the debt securities through a permanent establishment for tax purposes in Mexico. This discussion is not intended to constitute a complete analysis of the tax consequences under the Mexican federal income tax law of the purchase, ownership or disposition of the debt securities by non-residents of Mexico nor to include any of the tax consequences that may be applicable to residents of Mexico that purchase, own or dispose of the debt securities.

Under Mexico’s Income Tax Law, payments of principal and interest on the debt securities that Mexico makes to you will be exempt from any Mexican withholding tax if you are a foreign holder, i.e.:

•	you are not a resident of Mexico for tax purposes; and

•	you hold the debt securities directly and not through a permanent establishment for tax purposes in Mexico to which such principal or interest payments are attributable.

You will not be subject to capital gains taxes in Mexico on the sale or transfer of the debt securities if you are a foreign holder and the sale or transfer is made to another foreign holder.

There are no Mexican stamp, registration or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the debt securities. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the debt securities.

Mexico has negotiated treaties to avoid double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of payments of principal, premium, if any, or interest on the debt securities to, or sales or transfers of the debt securities by, foreign holders of the debt securities.

PLAN OF DISTRIBUTION

Terms of Sale

Mexico will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Mexico from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Mexico may agree to reimburse any underwriters and agents for certain expenses incurred in connection with the offering of the debt securities, and to indemnify any underwriters and agents against certain liabilities, including liabilities under the Securities Act. The underwriters and agents may also be entitled to contribution from Mexico for payments they make relating to these liabilities. Underwriters and agents may engage in transactions with or perform services for Mexico in the ordinary course of business.

Method of Sale

Mexico may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If Mexico uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Mexico may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Mexico may offer and sell the securities in transactions that are exempt from the registration requirements of the Securities Act pursuant to Regulation S thereunder, and this prospectus, and any applicable prospectus supplement, may be used in connection with such offers and sales.

Mexico may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Mexico may authorize underwriters, agents or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Mexico may offer the securities to holders of other securities of Mexico as consideration for Mexico’s purchase or exchange of the other securities. Mexico may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

The debt securities may not have an established trading market when issued. The underwriters and agents may make a market in the debt securities, but are not obligated to do so and may discontinue any market-making at any time without notice. Mexico cannot assure you that a secondary market will be established for any series of debt securities, or that any of them will be sold.

In order to facilitate the offering of the debt securities, the underwriters and agents may engage in transactions that stabilize, maintain or affect the price of the debt securities. In particular, the underwriters and agents may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the debt securities than the underwriters and agents have, creating a short position in the debt securities for their own accounts;

•	bid for and purchase debt securities in the open market to cover over-allotments or to stabilize the price of the debt securities; or

•	if the underwriters and agents repurchase previously-distributed debt securities, reclaim selling concessions which they gave to dealers when they sold the debt securities.

Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. The underwriters and agents are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Selling Restrictions

Other than in the United States, neither Mexico nor the underwriters or agents has taken any action required to permit a public offering of any debt securities or distribution of this prospectus and any prospectus supplement in any jurisdiction where action for that purpose is required. Neither Mexico nor the underwriters or agents may offer or sell the debt securities or distribute or publish this prospectus, any accompanying prospectus supplement or any advertisement or other offering material in any jurisdiction, except in compliance with any applicable laws and regulations. The underwriters and agents will represent that all offers and sales by them will be made on the same terms. Each underwriter, agent and Mexico will, to the best of its knowledge and at its own expense, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers debt securities or has in its possession or distributes this prospectus, any applicable prospectus supplement or any other offering material.

Mexico and any underwriter or agent may modify these selling restrictions following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular currency. The prospectus supplement issued for each series of debt securities will set out applicable selling restrictions.

OFFICIAL STATEMENTS

Mexico has included the information in this prospectus, including in the documents incorporated by reference, whose source is identified as a publication of Mexico or one of its agencies or instrumentalities in reliance on the authority of the publication as a public official document. All other information that Mexico has provided in this prospectus and in the related registration statement is included as a public official statement made on the authority of María del Carmen Bonilla Rodríguez, Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of Mexico, or her successor.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement, will give opinions regarding the validity of the securities:

For Mexico:

•	as to all matters of Mexican law, the Fiscal Attorney of the Federation or the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico or the Credit Legal Procedures Coordinator of the Ministry of Finance and Public Credit; and

•	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.

For the underwriters, if any:

•	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Mexican law, any Mexican counsel to the underwriters named in the applicable prospectus supplement.

Certain statements with respect to matters of Mexican law in this prospectus have been passed upon by the Deputy Federal Fiscal Attorney for Financial Affairs of Mexico, and are made upon the authority of such person.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Mexico in the United States is Donald J. Puglisi, Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that Mexico filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

Mexico files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.

Washington, D.C. 20002

Please call the SEC at 1-800-SEC-0330 for further information. In addition, any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website at: www.sec.gov.

The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Incorporated documents are considered part of this prospectus. Mexico can disclose important information to you by referring you to those documents. Information that Mexico later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2023 (the “Annual Report”), as filed with the SEC on July 1, 2024, SEC file number 333-03610;

•	Amendment No. 1 to the Annual Report on Form 18-K/A, as filed with the SEC on September 26, 2024; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the securities are sold.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:

Secretaría de Hacienda y Crédito Público

Unidad de Crédito Público y Asuntos Internacionales de Hacienda

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, Ciudad de México 01020

Telephone: +52-55-3688-1411

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Mexico’s Annual Report on Form 18-K, each Amendment to the Annual Report on Form 18-K/A incorporated by reference herein, this prospectus and any prospectus supplement at the office of the Luxembourg listing agent for the securities.

As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Mexico that is not reflected in any of the documents relating to the securities, Mexico will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

PART II

(Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	U.S.$	2,214,000.00
Printer expenses		*
Legal fees and expenses		*

Total	U.S.$	*

* Expenses are presently not known and cannot be estimated.

AGREEMENT TO PROVIDE LEGAL OPINIONS

Mexico hereby agrees to furnish copies of the opinion or opinions of the Fiscal Attorney of the Federation of Mexico or the Deputy Federal Fiscal Attorney of the Federation for Financial Affairs of Mexico in connection with any issue of debt securities and/or warrants under this registration statement in post-effective amendments to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

UNDERTAKINGS

Mexico hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that Mexico shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Mexico pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Mexico’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement comprises:

•	The facing sheet.

•	An explanatory note.

•	The cross reference sheet.

•	Part I consisting of the prospectus.

•	Part II consisting of pages numbered II-1 through II-6.

•	The following exhibits:

A.	Form of Terms Agreement and Underwriting Terms

B.	Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein) (P)

C.	Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein)

D.	Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein)

E.	Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-204638 and incorporated by reference herein)

F.	First Supplemental Indenture, dated as of January 24, 2022, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-262317 and incorporated by reference herein)

G.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

H.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

I.	Exchange Rate Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

J.	Calculation Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

K.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States

L.	Opinion of Cleary Gottlieb Steen & Hamilton LLP

M.	Consent of María del Carmen Bonilla Rodríguez, Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-4)

N.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit L)

(P)	Paper filing

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the United Mexican States, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on the 27th day of September, 2024.*

By:	/s/ María del Carmen Bonilla Rodríguez
María del Carmen Bonilla Rodríguez
Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of the United Mexican States

*

The undersigned hereby consents to the use of her name in connection with the information specified in this registration statement or amendment to registration statement under the caption “Official Statements” in the prospectus contained herein.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in the City of Newark, Delaware, on the 27th day of September, 2024.

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Authorized Representative

INDEX TO EXHIBITS

Exhibits

A.	Form of Terms Agreement and Underwriting Terms

B.	Fiscal Agency Agreement, dated as of September 1, 1992, between the United Mexican States and Citibank, N.A., and Amendment No. 1 thereto, dated as of November 28, 1995 (filed as an exhibit to registration statement no. 333-99518 and incorporated by reference herein) (P)

C.	Amendment No. 2 to Fiscal Agency Agreement, dated as of March 3, 2003 (filed as an exhibit to Amendment No. 5 to the United Mexican States Annual Report on Form 18 K for its Fiscal Year ended December 31, 2001 and incorporated by reference herein)

D.	Form of Authorization Certificate, pursuant to Section 1(b) of the Fiscal Agency Agreement, including certain forms of Medium-Term Notes (filed as an exhibit to registration statement no. 333-151501 and incorporated by reference herein)

E.	Amended and Restated Indenture, dated as of June 1, 2015, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-204638 and incorporated by reference herein)

F.	First Supplemental Indenture, dated as of January 24, 2022, between the United Mexican States and Deutsche Bank Trust Company Americas (filed as an exhibit to registration statement no. 333-262317 and incorporated by reference herein)

G.	Form of Warrant Agreement (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

H.	Form of Warrant (to be filed by post-effective amendment or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement)

I.	Exchange Rate Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

J.	Calculation Agency Agreement (filed as an exhibit to Amendment No. 3 to the United Mexican States Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 and incorporated by reference herein)

K.	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States

L.	Opinion of Cleary Gottlieb Steen & Hamilton LLP

M.	Consent of María del Carmen Bonilla Rodríguez, Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit of the United Mexican States (included on page II-4)

N.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit L)

(P)	Paper filing